NewsRelease TC Energy’s outlook highlights solid growth, low risk, repeatable performance at 2024 Investor Day • 2025 comparable EBITDA(1) expected to be approximately $10.7 to $10.9 billion • Announced four new growth projects, totaling approximately $1.5 billion of gross capital expenditures, aligned with increasing demand for natural gas and nuclear power generation Calgary, Alberta – Nov. 19, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will host its Investor Day today. The event will outline TC Energy’s strategic vision and growth outlook, highlighting the Company's position as a leading North American energy infrastructure company. François Poirier, TC Energy’s President and Chief Executive Officer commented, "With natural gas and electricity projected to drive 75 per cent of the growth in final energy consumption through 2035, TC Energy’s portfolio of natural gas and power assets strategically align with the vast opportunity we are seeing across our North American footprint." He continued, "by focusing on safety, operational excellence, disciplined capital allocation, and maximizing the value of our assets, TC Energy will continue to deliver solid growth, low risk and repeatable performance.” We have now aligned our portfolio across complementary businesses, natural gas and power, where wide- scale electrification is a significant common driver of future demand growth. Led by a three-fold increase in LNG exports, strong growth in power generation driven by coal retirements and data centre demand, our forecast shows North American natural gas demand increasing by nearly 40 Bcf/d by 2035. Our assets have a pivotal role in the delivery of reliable, affordable, and sustainable energy, as evidenced by approximately 13 Bcf/d of projects currently in development. Reflecting this opportunity, today we are announcing four new growth projects across our portfolio with a weighted average build multiple(2) expected to range near the midpoint of 5 to 7 times. • We have sanctioned two projects on our Columbia Gulf System: the US$0.4 billion Pulaski Project and the US$0.4 billion Maysville Project. These mainline extension projects off Columbia Gulf will facilitate full coal-to-gas conversion at two existing power plants and provide supply for incremental gas-fired generation. Underpinned by 20 year take-or-pay contracts, each project will provide 0.2 Bcf/d of capacity, with estimated in-service dates in 2029. The opportunity for coal-to-gas conversion is significant, with nine gigawatts of coal-fired power generation slated to retire by 2031 within 15 miles of our assets. • In response to growing peak day requirements and reliability needs from LDC customers, we have sanctioned the US$0.3 billion Southeast Virginia Energy Storage Project. This is an LNG peaking facility in southeast Virginia that will serve an existing LDC's growing winter peak day load and mitigate its peak day pricing exposure, as well as increase operational flexibility on a critical part of the Columbia Gas system. The 0.1 Bcf/d deliverability project has a targeted in-service date of 2030. This project furthers our position as one of the largest natural gas storage operators in North America. • With electricity demand in the province of Ontario expected to increase 75 per cent by 2050, we are pleased to announce that Bruce Power is progressing with Stage 3a of Project 2030 which will provide incremental capacity of approximately 90 MW at the site. TC Energy’s share of the capital required is approximately $175 million. Bruce Power will not be requesting an incremental capital call for this stage. By optimizing its existing Units through this program, when complete, Project 2030 Exhibit 99.1 is expected to increase the Bruce Power site peak output to 7,000 MW. All of this output will be sold under Bruce Power's long-term contract with the IESO.

Coastal GasLink LP (CGL) has also executed a commercial agreement with LNG Canada and CGL customers that declares pipeline commercial in-service for the pipeline, allowing for the collection of tolls from customers retroactive to Oct. 1, 2024.

- As part of the agreement, TC Energy will receive a one-time payment of $199 million, in recognition of the completion of certain work and settlement of final costs. In line with the terms of the agreement, this payment is expected to be received three months after LNGC declares in-service, but no later than Dec. 15, 2025. The final project costs remain within the approximately $14.5 billion cost estimate. Coastal GasLink LP continues to pursue cost recoveries from contractors through various proceedings, and while we are unable to quantify with any certainty, expect these efforts are likely to result in net recoveries. This is another important milestone in support of LNG Canada's commissioning and safe start-up activities. As LNG Canada has indicated, it remains on track to deliver first cargoes by the middle of 2025.

By focusing on a clear set of strategic priorities that emphasize safety, operational excellence and project execution, TC Energy is poised to deliver significant value. Our $32 billion sanctioned capital program, utility-like asset base and disciplined strategy provide visibility to organically deliver an expected above-average comparable EBITDA growth rate of approximately five to seven per cent through 2027. Approximately 97 per cent of our comparable EBITDA outlook continues to be underpinned by rate-regulation and/or long-term take-or-pay contracts. We will continue to look for ways to high-grade projects, optimize capital expenditures and deliver strong project execution to further enhance this solid, low-risk growth profile.


Comparable EBITDA outlook
(excludes Liquids Pipelines)
$Billions
~8%
3-year CAGR
(2021 – 2024)
~5% – 7%
3-year CAGR
(2024 – 2027)
2.5
8.5
9.9 – 10.1
10.7 – 10.9
11.7 – 11.9
4 – 5%
3-year AFFO CAGR
(2024 – 2027)
Beyond-2027 targeting AFFO[3] per share growth at the upper end of our 3% – 5% dividend outlook
2022A
Segmented earnings
2022A
2024E
2025E
2027E
Canadian Natural Gas Pipelines
U.S. Natural Gas Pipelines
Mexico Natural Gas Pipelines
Power & Energy Solutions
AFFO[3]
Note: Average forecast foreign exchange assumption USD/CAD: 1.35

TC Energy's Investor Day event is scheduled to begin at 8 a.m. EST (6 a.m. MST) on Nov. 19, 2024. Connect to the live event webcast by registering through the TC Energy website Investors section, Investor Day 2024 (tcenergy.com) or at the webcast link, TC Energy Investor Day webcast 2024. Presentation materials will be available at Investor Day 2024 (tcenergy.com) at 6 a.m. EST (4 a.m. MST), Nov. 19, 2024, and a recording will be posted following the event.

1) Comparable EBITDA is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings. For more information on non-GAAP measures, refer to the “Non-GAAP Measures” section of this news release. 2) Build multiple is a metric calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. 3) Adjusted funds from operations (AFFO) is a non-GAAP measure. For more information on non-GAAP measures, refer to the “Non-GAAP Measures” section of this news release. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. NON-GAAP MEASURES This release refers to comparable EBITDA, build multiple, and Adjusted funds generated from operations, each of which are non-GAAP measures or non-GAAP ratios. Each these measures do not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. For comparable EBITDA, the most directly comparable measure presented in the financial statements is segmented earnings. For reconciliations of comparable EBITDA to segmented earnings for the years ended Dec. 31, 2023 and 2022, refer to the applicable business segment in our management’s discussion and analysis (MD&A) for such periods, which sections are incorporated by reference herein. Refer to the non- GAAP measures section of the MD&A in our most recent quarterly report for more information about the non- GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy’s profile. Build multiple is a non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA. We believe build multiple provides investors with a useful measure to evaluate capital projects. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. Adjusted funds generated from operations represents comparable FGFO, adjusted to reflect non-controlling interest distributions before capex contributions and debt recapitalization. The most directly comparable measure presented in the financial statements is net cash from operations. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the reconciliation. For reconciliations of comparable funds generated from operations to net cash from operations for the years ended Dec. 31, 2023 and 2022, refer to the applicable business segment in our management’s discussion and analysis (MD&A) for such periods, which sections are incorporated by reference herein. Refer to the non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy’s profile.

See "Reconciliation" for the reconciliation of Adjusted funds generated from operations for the years ended Dec. 31, 2022 and 2023.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, expectations about strategies and goals for growth and expansion, statements on our projected comparable EBITDA, expected energy demand levels, our expected capital expenditures, including Build multiple, expected outcomes with respect to legal proceedings, and expected costs and schedules for planned projects, including projects under construction and in development. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

Reconciliation:

	year ended December 31	
(millions of Canadian $)	2023	2022
Net cash provided by operations	7,268	6,375
Increase (decrease) in operating working capital	(207)	639
Funds generated from operations[i]	7,061	7,014
Specific items		
Current income tax expense on disposition of equity interest[ii]	736	-
Focus Project costs, net of current income tax	54	-
Keystone regulatory decisions, net of current income tax	53	27
Liquids Pipelines business separation costs	40	-
Milepost 14 insurance expense	36	-
Settlement of Mexico prior years' income tax assessments	-	196
Keystone XL preservation and other, net of current income tax	14	20
Current income tax expense on Keystone XL asset impairment	(14)	96
Comparable funds generated from operations[i]	7,980	7,353
NCI distributions (pre-capex and debt recap)	(246)	(44)
Adjusted FGFO (AFFO)	7,734	7,309

[i] *Funds generated from operations, comparable funds generated from operations and adjusted funds from operations are non-GAAP measures. See the non-GAAP measures slide at the front of this presentation for more information.*

[ii] *Current income tax expense related to applying an approximate 24 per cent tax rate to the tax gain on sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf. This is offset by a corresponding deferred tax recovery resulting in no net impact to tax expense.*

-30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522